EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share (“EPS”) for the three and nine months ended September 30, 2007 and 2008 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128 “Earnings per Share”. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine month periods ended September 30, 2007 and 2008, in thousands except for earnings per share:

	Three months		Nine months
	ended September 30,		ended September 30,
	2007	2008	2007	2008
Net income from continuing operations	$703	$158	$5,530	$3,457
Income (loss) from discontinued operations	(9)	—	538	(1,390)

Net income	694	158	6,068	2,067
Preferred stock dividend	—	4	—	8

Net income available to common stockholders	$694	$154	$6,068	$2,059

Weighted average number of common shares outstanding for basic EPS computation	19,117	19,279	18,949	19,351
Effect of dilutive securities:
Stock options	469	75	490	304

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	19,586	19,354	19,439	19,655

Basic earnings per common share:
Continuing operations	$0.04	$0.01	$0.29	$0.18
Discontinued operations	—	—	0.03	(0.07)

Net income	$0.04	$0.01	$0.32	$0.11

Diluted earnings per common share:
Continuing operations	$0.04	$0.01	$0.28	$0.18
Discontinued operations	—	—	0.03	(0.07)

Net income	$0.04	$0.01	$0.31	$0.11

     Options to purchase approximately 0.03 million shares and 0.1 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2007, respectively, because the exercise prices were greater than the average market prices during the periods and, therefore, the effect would be antidilutive.
     Options to purchase 0.1 million shares and 0.9 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2008, because the options contained exercise prices that exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.